UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2021

COMMISSION FILE NUMBER 001-40173

MeaTech 3D Ltd.
(Translation of registrant’s name into English)

MeaTech 3D Ltd.
18 Einstein St., P.O. Box 4061
Ness Ziona 7414001 Israel
+972 -77-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

ANNUAL GENERAL MEETING RESULTS

MeaTech 3D Ltd. (the “Company”) is furnishing herewith the following results of its 2021 Annual General Meeting of Shareholders (the “Meeting”) which was held on September 14, 2021, adjourned from September 13, 2021:

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In respect of Proposal 1 – The required majority of shareholders who participated in the Meeting voted to re-elect each of Mr. Steven H. Lavin, Mr. Daniel Ayalon, Mr. Sharon Fima, Mr. Omri Schanin and Ms. Sari Singer as directors of the Company.

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In respect of Proposal 2 – The required majority of shareholders who participated in the Meeting voted to approve the compensation payable to the Company’s current and future directors, as described in the proxy statement provided to shareholders.

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In respect of Proposal 3 – The required majority of shareholders who participated in the Meeting voted to approve the compensation payable to Mr. Sharon Fima, the Company’s Chief Executive Officer, Chief Technology Officer and Director, as described in the proxy statement provided to shareholders.

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In respect of Proposal 4 – The required majority of shareholders who participated in the Meeting voted to approve the compensation payable to Mr. Omri Schanin, the Company’s Deputy Chief Executive Officer and Director, as described in the proxy statement provided to shareholders.

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In respect of Proposal 5 – The required majority of shareholders who participated in the Meeting voted to re-appoint Somekh Chaikin, a member of KPMG International, as the Company’s independent auditors for the year ending December 31, 2021 and to authorize the Company’s board of directors to delegate to the audit committee the authority to fix the compensation of said auditors in accordance with the volume and nature of their services.

Shirly Cohen did not present her candidacy for re-election at the Meeting and her term as a director of the Company has expired. Such event was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MeaTech 3D Ltd.

By:	/s/ Sharon Fima
Name: Sharon Fima
Title: Chief Executive Officer, Chief Technology Officer and Director

Date: September 14, 2021